Exhibit 99

NEWS RELEASE

SHAW TO REDEEM CUMULATIVE REDEEMABLE

RATE RESET CLASS 2 PREFERRED SHARES, SERIES A, AND CUMULATIVE

REDEEMABLE FLOATING RATE CLASS 2 PREFERRED SHARES, SERIES B

Calgary, Alberta (May 28, 2021) – Shaw Communications Inc. (“Shaw” or the “Company”) announced today that it intends to redeem all of its issued and outstanding Cumulative Redeemable Rate Reset Class 2 Preferred Shares, Series A (the “Series A Shares”) and Cumulative Redeemable Floating Rate Class 2 Preferred Shares, Series B (the “Series B Shares”, and together with the Series A Shares, the “Preferred Shares”) in accordance with their terms (as set out in the Company’s articles) on June 30, 2021 (the “Redemption Date”) at a price equal to $25.00 per Preferred Share (the “Redemption Price”), less any tax required to be deducted or withheld. The aggregate Redemption Price payable by Shaw to redeem the Preferred Shares will be $300 million.

On April 14, 2021, the Company’s Board of Directors declared a dividend of $0.17444 per Series A Share and $0.12956 per Series B Share, each payable on June 30, 2021 to holders of record on June 15, 2021. These will be the final dividends on the Preferred Shares, which will be paid separately from the aggregate Redemption Price and in the usual manner. Upon payment of the June 30, 2021 dividends, there will be no accrued and unpaid dividends on the Preferred Shares as at the Redemption Date.

The Company provided notice today to the registered holders of the Series A Shares and Series B Shares of its intention to redeem the Preferred Shares in accordance with their terms as set out in the Company’s articles. Non-registered holders of the Series A Shares and Series B Shares should contact their broker or other intermediary for information regarding the redemption process for the Preferred Shares. The Company’s transfer agent for the Preferred Shares is AST Trust Company (Canada). Questions regarding the redemption process may also be directed to AST at 1 (800) 387-0825.

There are currently 10,012,393 Series A Shares and 1,987,607 Series B Shares issued and outstanding.

The Series A Shares and Series B Shares are listed on the Toronto Stock Exchange (TSX) under the ticker symbols SJR.PR.A and SJR.PR.B, respectively.

About Shaw Communications Inc.

Shaw Communications Inc. is a leading Canadian connectivity company. The Wireline division consists of Consumer and Business services. Consumer serves residential customers with broadband Internet, Shaw Go WiFi, video and digital phone. Business provides business customers with Internet, data, WiFi, digital phone, and video services. The Wireless division provides wireless voice and LTE data services.

Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, SJR.PR.A, SJR.PR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca.

For further information, please contact:

Shaw Investor Relations investor.relations@sjrb.ca

Cautionary Statement

This news release includes “forward-looking information” within the meaning of applicable securities laws relating to, among other things, the redemption of the Preferred Shares, including the Redemption Price (per Preferred Share and in aggregate) and the Redemption Date and the timing and the amount of dividend payments on the Preferred Shares. Forward-looking information may in some cases be identified by words such as “will”, “anticipates”, “expects”, “intends” and similar expressions suggesting future events or future performance.

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information.

Any forward-looking information contained in this news release represent expectations as of the date of this news release and are subject to change after such date. However, we are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

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